Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: April 30, 2019

Gardner Denver | Ingersoll Rand

UNLOCKING SIGNIFICANT SHAREHOLDER VALUE THROUGH THE FORMATION OF TWO INDUSTRY-LEADING GLOBAL COMPANIES

Gardner Denver

High performance industrial flow creation company

+

INDUSTRIAL SEGMENT

PRECISION FLOW SYSTEMS (ACQUISITION PENDING)

Ingersoll Rand

Leading diversified industrial company with innovative solutions across climate and industrial sectors

CLIMATE SEGMENT

IndustrialCo

Expected to take Ingersoll Rand name and ticker (NYSE: IR)

Global leader in mission-critical flow creation and industrial technologies

Combined 300+ year history of operational excellence, innovation and quality

Chairman **PETER STAVROS**

CEO **VICENTE REYNAL**

Industry-leading portfolio of iconic brands

Gardner Denver, NASH, CompAir, THOMAS, EMCO WHEATON

Ingersoll Rand, ARO, Club Car

ClimateCo

Expected new name and ticker

Global leader in climate control solutions for buildings, homes and transportation

Solutions that reduce greenhouse gas emissions and the energy intensity of the world

Chairman and CEO **MICHAEL W. LAMACH**

Franchise brands and businesses with market-leading positions

TRANE, THERMO KING

Transaction Details

- "Reverse Morris Trust" transaction; expected to be tax free to Gardner Denver's and Ingersoll Rand's respective shareholders for U.S. federal income tax purposes
- Combination valued at approximately $15 billion
  - $1.9 billion in cash proceeds to ClimateCo
  - $5.8 billion[1] in newly issued Gardner Denver shares to ClimateCo shareholders
- Existing Ingersoll Rand shareholders, who will retain 100% ownership of ClimateCo, will own 50.1% of IndustrialCo on a fully diluted basis
- Existing Gardner Denver shareholders will retain 49.9% of IndustrialCo
- Expected to close by early 2020

(1) Based on the 5-day VWAP of $27.75 as of 4/26/19.

INDUSTRIALCO

A GLOBAL LEADER IN MISSION-CRITICAL FLOW CREATION AND INDUSTRIAL TECHNOLOGIES

Compelling Strategic Benefits

- **Experienced management team**
  - Focus on employee engagement, talent development and operational excellence
- **Greater global scale and reach**
  - Leading brands with strong global footprint across North America, Europe, Asia Pacific and Latin America
- **More comprehensive solutions and broader, industry-leading product, service and aftermarket offerings**
- **Exposure to attractive secular growth trends and diverse end markets and geographies**
  - Balanced portfolio with 90% of revenue having a GDP+ growth profile

Strong Financial Rationale

- Highly compelling services and aftermarket platform drives approximately 40% recurring revenue
- Expected cost synergies of $250 million, expected to be achieved by the end of year three following close
- Significant opportunity to enhance customer value and accelerate margin expansion through increased efficiencies
- Strong cash flow generation supports a balanced and effective capital allocation strategy

Delivers on both companies' strategic priorities of deploying talent, expanding margins through increased efficiencies, driving growth and allocating capital effectively

IndustrialCo Pro Forma Snapshot[1]

Improved End Market Balance and Diversity

Geographic Mix by Revenue[2]



~$2.7B
52%
34%
14%
Gardner Denver
~$6.6B
55%
25%
20%
IndustrialCo
Americas
EMEA
APAC

Compelling Recurring Service and Aftermarket Platform

FY 2018 Aftermarket Revenue



~$1.1B
39%
Gardner Denver
~$1.5B
40%
Ingersoll Rand Industrial Segment
~$2.5B[3]
40%
IndustrialCo

(1) Presented on a 2019E basis other than where noted. Pro forma for pending Precision Flow Systems ("PFS") acquisition.
(2) Percentage of revenue. Reflects pro forma FY2018 revenue breakdown.
(3) Pro forma may not sum due to rounding.

FORWARD LOOKING STATEMENTSThis document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Gardner Denver Holdings, Inc. (“Gardner Denver”) and Ingersoll-Rand plc (“Ingersoll Rand” and, together with Gardner Denver, the “Companies”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on the Companies’ current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Companies’ current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s most recent annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward- looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.NON-GAAP FINANCIALSIncluded in this document are certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Margin, and Organic Revenue, designed to supplement, and not substitute for, the financial information presented in accordance with generally accepted accounting principles in the United States of America because management believes such measures are useful to investors.The Companies have not reconciled the forward-looking Adjusted EBITDA guidance included in this document to the most directly comparable GAAP financial measure because this cannot be done without unreasonable effort due to the high variability, complexity and low visibility with respect to amounts for impairments, restructuring costs, acquisition related expenses, income taxes and other non-cash expenses and adjusting items which are excluded from the calculation of Adjusted EBITDA. For the same reasons, the Companies are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.Certain financial measures and other information have been adjusted for the proposed transaction between Gardner Denver and Ingersoll Rand and transactions related thereto and Ingersoll Rand’s pending acquisition of Precision Flow Systems. When presenting such information, the amounts are identified as “Pro forma.” The Pro forma financial measures are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. Accordingly, the Pro forma financial data is not necessarily indicative of IndustrialCo’s or ClimateCo’s financial position or results of operations had the transactions described above for which we are giving Pro forma effect actually occurred on the dates indicated.IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND ITIn connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. INGERSOLL RAND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND/OR INFORMATION STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, AND GARDNER DENVER SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GARDNER DENVER, INGERSOLL RANDINDUSTRIAL AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, from Gardner Denver by accessing its website at http://www.gardnerdenver.com and from Ingersoll Rand by accessing its website at http://www.ingersollrand.com.NO OFFER OR SOLICITATIONThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.This document is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.